Exhibit 99.2

Franco Nevada

Franco-Nevada
Franco-Nevada

2024

FIRST QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at May 1, 2024 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three months ended March 31, 2024 and 2023 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the presentation of condensed interim financial statements, including IAS 34 Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the three months ended March 31, 2024 and 2023 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Selected financial information
6	Highlights
9	Guidance
9	Market overview
10	Revenue by asset
11	Review of quarterly financial performance
16	General and administrative and share-based compensation expenses
16	Other income and expenses
17	Summary of quarterly information
18	Balance sheet review
19	Liquidity and capital resources
24	Critical accounting policies and estimates
25	Outstanding share data
25	Internal control over financial reporting and disclosure controls and procedures
26	Non-GAAP financial measures
29	Cautionary statement on forward-looking information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"NPI"	Net profits interest
		"oz Pt"	Ounce of platinum	"NRI"	Net royalty interest
		"oz Pd"	Ounce of palladium	"WI"	Working interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at May 1, 2024)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	48	14	56	118
Advanced	32	9	—	41
Exploration	159	86	27	272
TOTAL	239	109	83	431

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 16 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can provide capital to the industry throughout the cycle.

First Quarter 2024 Management’s Discussion and Analysis	3

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In Q1 2024, 75.5% of our revenue was earned from precious metals and 82.5% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In Q1 2024, these interests accounted for 92.7% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

____________________________________________________

1	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2024 and 2023.

First Quarter 2024 Management’s Discussion and Analysis	4

Selected Financial Information

	For the three months ended
(in millions, except Average Gold Price, GEOs sold,	March 31,
Adjusted EBITDA Margin, Adjusted Net Income Margin, per GEO amounts and per share amounts)	2024	2023

Statistical Measures
Average Gold Price	$2,072	$1,889
GEOs sold(1)	122,897	145,331

Statement of Comprehensive Income
Revenue	$256.8	$276.3
Costs of sales	33.6	38.2
Depletion and depreciation	58.2	61.0
Operating income	158.2	172.1
Net income	144.5	156.5
Basic earnings per share	$0.75	$0.82
Diluted earnings per share	$0.75	$0.81

Dividends declared per share	$0.36	$0.34
Dividends declared (including DRIP)	$69.4	$65.4
Weighted average shares outstanding	192.2	191.9

Non-GAAP Measures
Cash Costs(2)	$33.6	$38.2
Cash Costs(2) per GEO sold	$273	$263
Adjusted EBITDA(2)	$216.1	$229.4
Adjusted EBITDA(2) per share	$1.12	$1.20
Adjusted EBITDA Margin(2)	84.2%	83.0%
Adjusted Net Income(2)	$146.0	$152.2
Adjusted Net Income(2) per share	$0.76	$0.79
Adjusted Net Income Margin(2)	56.9%	55.1%

Statement of Cash Flows
Net cash provided by operating activities	$178.6	$209.8
Net cash used in investing activities	$(190.5)	$(102.6)
Net cash used in financing activities	$(58.1)	$(56.6)

	As at	As at
	March 31,	December 31,
(expressed in millions)	2024	2023
Statement of Financial Position
Cash and cash equivalents	$1,352.0	$1,421.9
Total assets	6,059.3	5,994.1
Deferred income tax liabilities	181.6	180.1
Total shareholders’ equity	5,819.5	5,769.1
Available capital(3)	2,333.2	2,402.6

1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three months ended March 31, 2024 and 2023.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Available capital comprises our cash and cash equivalents and the amount available to borrow under our $1 billion revolving credit facility (the “Corporate Revolver”).

First Quarter 2024 Management’s Discussion and Analysis	5

Highlights

Financial Update –Q1 2024 vs Q1 2023

●	122,897 GEOs sold, a decrease of 15.4%,
●	3,036 GEOs held in inventory at March 31, 2024;
●	$256.8 million in revenue, a decrease of 7.1%;
●	$33.6 million, or $273 per GEO sold, in Cash Costs, compared to $38.2 million, or $263 per GEO sold;
●	$216.1 million, or $1.12 per share, of Adjusted EBITDA, a decrease of 5.8% and 6.7%, respectively;
●	84.2% in Adjusted EBITDA Margin, an increase compared to 83.0%;
●	$144.5 million, or $0.75 per share, in net income, a decrease of 7.7% and 8.5%, respectively;
●	$146.0 million, or $0.76 per share, in Adjusted Net Income, a decrease of 4.1% and 3.8%, respectively;
●	56.9% in Adjusted Net Income Margin, an increase compared to 55.1%;
●	$178.6 million in net cash provided by operating activities, a decrease of 14.9%;
●	$1,352.0 million in cash and cash equivalents as at March 31, 2024 (December 31, 2023 – $1,421.9 million);
●	$2.3 billion in available capital as at March 31, 2024 (December 31, 2023 – $2.4 billion).

Corporate Developments

Acquisition of Royalty on Claims in the Stewart Mining Camp and Private Placement with Scottie Resources Corp. – British Columbia, Canada

Subsequent to quarter-end, on April 15, 2024, we acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.’s (“Scottie”) claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million).

In addition, we acquired 5,422,994 common shares of Scottie at a price of C$0.18 per common share for an aggregate of $0.7 million (C$1.0 million), comprising the back-end of a non-brokered charity flow through offering.

Receipt of Séguéla Royalty Buy-Back – Cote d’Ivoire

On March 30, 2024, Fortuna Silver Mines (“Fortuna”) exercised its option to buy-back 0.6% of our initial 1.2% NSR on the Séguéla mine, such that our NSR on the Séguéla mine is now 0.6%. Fortuna paid Franco-Nevada $6.5 million (A$10 million) on April 1, 2024 for the exercise of the buy-back option.

Amendment of Condestable Gold and Silver Stream - Peru

On March 27, 2024, we amended our precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru, owned and operated by a subsidiary of Southern Peaks Mining LP, a private company, by advancing, through a wholly owned subsidiary, an additional up-front deposit of $10.0 million for a total combined deposit of $175.0 million. Under the amended agreement, following the end of the fixed delivery period on December 31, 2025, Franco-Nevada will receive 63% of the gold and silver contained in concentrate until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”), then 37.5% over the remaining life of the mine (the “Variable Phase 2 Deliveries”). The March 2024 amendment increased the Variable Phase 2 Deliveries from 25% to 37.5%.

Acquisition of Silver Royalty on Stibnite Gold Project – U.S.

On March 21, 2024, we acquired, through a wholly owned subsidiary, a NSR interest covering all of the payable silver production from the Stibnite Gold project in Idaho, U.S, for a purchase price of $8.5 million.

Funding of G Mining Ventures Term Loan for the Tocantinzinho Project – Brazil

On January 29, 2024, we funded, through a wholly owned subsidiary, $42.0 million pursuant to a term loan agreement with G Mining Ventures Corp. (“G Mining Ventures”) in connection with the Tocantinzinho gold project (the “G Mining Ventures Term Loan”).

Subsequent to quarter-end, on April 19, 2024, we advanced the remainder of the $75.0 million G Mining Ventures Term Loan and funded $33.0 million to G Mining Ventures.

Interest earned on the G Mining Ventures Term Loan is included in revenue for Q1 2024.

Exercise of Option by EMX Royalty Corporation for an Effective NSR Interest on Caserones – Chile

On January 19, 2024, EMX Royalty Corp. (“EMX”) exercised an option to acquire a portion of our effective NSR on the Caserones mine for a price of $4.7 million, such that our effective NSR on Caserones is now 0.517%.

Acquisition of Royalties on Pascua-Lama Project – Chile

On January 3, 2024, we acquired, through a wholly-owned subsidiary, an additional interest in the Chilean portion of Barrick Gold Corporation’s Pascua-Lama project for a purchase price of $6.7 million. Including the interest we acquired in August 2023, at gold prices exceeding $800/ounce, we now hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

First Quarter 2024 Management’s Discussion and Analysis	6

Acquisition of Additional Natural Gas Royalty Interests in Haynesville – U.S.

On January 2, 2024, we closed, through wholly owned subsidiaries, the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a total purchase price of $125.0 million. We had funded an initial deposit of $12.5 million in November 2023 when we entered into the agreement. The remainder of the purchase price of $112.5 million was funded upon closing of the transaction in January 2024.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $13.8 million for Q1 2024 (Q1 2023 – $2.4 million). As at March 31, 2024, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $464.0 million and Franco-Nevada has remaining commitments of up to $56.0 million.

Dividends

In Q1 2024, we declared a quarterly dividend of $0.36 per share, an increase of 5.9% compared to the dividend of $0.34 per share in Q1 2023. During the quarter, we paid total dividends of $69.4 million, of which $58.9 was paid in cash and $10.5 million was paid in common shares under our Dividend Reinvestment Plan (the “DRIP”).

Barbados Proposed Corporate Tax Reform

On November 7, 2023, the Government of Barbados announced proposed tax measures in response to the Organization for Economic Co-operation and Development’s (“OECD”) Pillar Two global minimum tax initiative, including an increase of the Barbados corporate tax rate to 9% effective January 1, 2024. This increase does not affect the amounts of current or deferred income taxes recognized for the three months ended March 31, 2024 as the legislation was not enacted or substantively enacted at the reporting date. However, if adopted, this change will increase our income tax charge in future periods. If the new tax rate were applied to the taxable temporary differences recognized at March 31, 2024, it is estimated that our deferred tax liability would increase by approximately $47 million.

The Government has also proposed to introduce a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which will top-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to 15%. This new measure does not affect the amounts of current or deferred income taxes recognized for the three months ended March 31, 2024 as the legislation was not yet enacted or substantively enacted at March 31, 2024.

Global Minimum Tax

On August 4, 2023, the Government of Canada released the draft Global Minimum Tax Act (“GMTA”) for consultation, which would implement key measures of the OECD’s Pillar Two global minimum tax in Canada. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

On April 16, 2024, the Government of Canada indicated that it intends to introduce the GMTA legislation in Parliament soon.

If the GMTA legislation becomes enacted or substantively enacted, we will first become subject to the rules for our 2024 year. Since the legislation was not enacted or substantively enacted at the reporting date, this does not affect the amounts of current tax recognized for the three months ended March 31, 2024. Further, the Company has applied the exception to recognizing and disclosing information about deferred taxes arising from Pillar Two, as provided in the amendments to IAS 12.

Under the Pillar Two legislation, we would be liable to pay a top-up tax when the effective tax rate in a jurisdiction is below the 15% minimum rate. All entities within the Franco-Nevada group, other than its one subsidiary that operates in Barbados have an effective tax rate that exceeds 15%.

We are in the process of assessing our exposure to Pillar Two taxes and will recognize and disclose known or reasonably estimable information related to such exposure when legislation becomes enacted or substantively enacted in Canada and Barbados.

First Quarter 2024 Management’s Discussion and Analysis	7

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on May 1, 2024 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panama Updates

Cobre Panama remains on preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) is working with the Ministry of Commerce and Industries (“MICI”) to implement environmental stability and asset integrity measures. Cobre Panama delivered a preliminary draft for the first phase of P&SM on January 16, 2024, and after MICI requested some clarifications and additional information, Cobre Panama submitted an updated and expanded preservation plan at the end of March 2024. Subsequently, in early April 2024, government delegations, including representation from various ministries undertook site inspection and verification visits.

Approval of Antamina Modified Environmental Impact Assessment

Teck Resources Limited announced that Antamina’s Modification of Environmental Impact Assessment (“MEIA”) was approved on February 14, 2024. The MEIA allows the extension of the Antamina mine life from 2028 to 2036.

First Gold at Salares Norte

Gold Fields Limited announced that production at the Salares Norte mine started with the pouring of its first gold-silver doré on March 28, 2024. Ramp-up of the mine to steady state is progressing with gold equivalent production of 250,000 ounces expected for 2024. Once steady state production is reached, production is expected to increase to 580,000 gold equivalent ounces in 2025.

Commencement of Ore Processing at Greenstone

Equinox Gold Corp (“Equinox Gold”) announced that ore was introduced into the grinding circuit on April 6, 2024, with first gold pour expected in May 2024 and commercial production targeted for Q3 2024. Equinox Gold also announced that it had entered into an agreement to consolidate its ownership interest to 100% of the Greenstone project. On a 100% basis, Greenstone is expected to produce between approximately 175,000 and 208,000 gold ounces in 2024, and average annual production of approximately 400,000 gold ounces over an initial mine life of 14 years.

First Quarter 2024 Management’s Discussion and Analysis	8

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2024 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to GEO sales. For streams, our projected GEOs reflect GEOs we acquire from the operators of our assets and subsequently sell. Our GEO sales may differ from operators’ production based on timing of deliveries and are presented net of recovery and payability factors.

We are on track to meet our previously announced 2024 GEO sales guidance:

	2024 guidance	Q1 2024 actual
Cobre Panama GEO sales	-	-
Precious Metal GEO sales (excluding Cobre Panama)	360,000 - 400,000	93,018
Total GEO sales (excluding Cobre Panama)	480,000 - 540,000	122,897
1	We expect our streams to contribute between 240,000 and 280,000 of our GEO sales for 2024. For Q1 2024, we sold 63,056 GEOs from our streams.
2	For our 2024 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices for the remainder of the year: $2,250/oz Au, $26.00/oz Ag, $900/oz Pt, $1,000/oz Pd, $100/tonne Fe 62% CFR China, $85/bbl WTI oil and $1.75/mcf Henry Hub natural gas.
3	Total GEO sales guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $56.0 million.

Depletion: We estimate depletion and depreciation expense in 2024 to be between $230.0 million and $260.0 million. In Q1 2024, depletion expense was $58.2 million.

Capital Commitments: We advanced $42.0 million of our $75.0 million commitment under the G Mining Ventures Term Loan in Q1, 2024, with the remaining $33.0 million commitment advanced subsequent to the quarter-end. With respect to our capital commitment to the Royalty Acquisition Venture with Continental, we expect to fund up to $20.0 million in total for 2024, of which $13.8 million was contributed in Q1 2024.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may refer to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Gold prices rallied during the first quarter of 2024, reflecting strong safe haven demand due to heightened global geopolitical concerns. Oil prices increased due to strong global oil inventory draws during the quarter and ongoing geopolitical risks, while natural gas prices declined following slower global growth, a moderate European winter, and high levels of North American inventory. Refer to the commodity price table on page 11 of this MD&A for further details.

First Quarter 2024 Management’s Discussion and Analysis	9

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from numerous assets in various jurisdictions. The following table details revenue from our royalty, stream and working interests for the three months ended March 31, 2024 and 2023:

		For the three months ended
(expressed in millions)	Interest and %	March 31,
Property	(Gold unless otherwise indicated)	2024	2023
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$30.5	$28.3
Antapaccay	Stream (indexed) Gold & Silver	41.2	19.1
Antamina	Stream 22.5% Silver	13.3	13.2
Condestable	Stream Gold & Silver, Fixed through 2025 then %	—	5.7
Other		1.5	1.4
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	$24.4	$16.2
Cobre Panama	Stream (indexed) Gold & Silver	—	54.5
United States
Stillwater	NSR 5% PGM	$6.0	$6.9
Goldstrike	NSR 2-4%, NPI 2.4-6%	4.0	1.9
Bald Mountain	NSR/GR 0.875-5%	4.8	2.7
Marigold	NSR 1.75-5%, GR 0.5-4%	1.1	2.8
Gold Quarry	NSR 7.29%	0.2	1.5
Other		2.3	1.3
Canada
Detour Lake	NSR 2%	$6.8	$5.9
Sudbury	Stream 50% PGM & Gold	3.0	5.3
Hemlo	NSR 3%, NPI 50%	4.8	6.1
Brucejack	NSR 1.2%	0.4	1.3
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	2.1	1.6
Other		4.2	5.2
Rest of World
MWS	Stream 25%	$14.9	$10.5
Tasiast	NSR 2%	6.5	4.8
Subika (Ahafo)	NSR 2%	8.9	4.5
Sabodala	Stream 6%, Fixed to 105,750 oz	4.9	4.4
Duketon	NSR 2%	3.0	2.9
Other		5.2	4.2
		$194.0	$212.2
DIVERSIFIED
Vale	Various Royalty Rates	$12.7	$10.8
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	2.1	2.3
Other mining assets		3.0	2.0
United States (Energy)
Marcellus	GORR 1%	$7.2	$9.0
Haynesville	Various Royalty Rates	6.3	7.8
SCOOP/STACK	Various Royalty Rates	7.6	8.7
Permian Basin	Various Royalty Rates	7.0	7.3
Other		0.1	0.1
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$10.3	$11.1
Orion	GORR 4%	3.2	2.4
Other		2.1	2.6
		$61.6	$64.1
Revenue from royalty, stream and working interests		$255.6	$276.3
Interest revenue and other interest income		$1.2	$—
Total revenue		$256.8	$276.3

1 Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

First Quarter 2024 Management’s Discussion and Analysis	10

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q1 2024	Q1 2023	Variance
Gold(1)	($/oz)	$2,072	$1,889	9.7%
Silver(1)	($/oz)	23.36	22.56	3.5%
Platinum(1)	($/oz)	910	994	(8.5)%
Palladium(1)	($/oz)	978	1,567	(37.6)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	126	124	1.6%

Edmonton Light	(C$/bbl)	95.44	99.92	(4.5)%
West Texas Intermediate	($/bbl)	76.96	76.13	1.1%
Henry Hub	($/mcf)	2.09	2.76	(24.3)%

CAD/USD exchange rate(2)		0.7414	0.7398	0.2%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended March 31, 2024 and 2023 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended March 31,	2024	2023	Variance	2024	2023	Variance

Commodity
Gold	77,563	90,722	(13,159)	$160.9	$172.2	$(11.3)
Silver	11,688	14,813	(3,125)	25.0	28.6	(3.6)
PGM	3,767	5,703	(1,936)	8.1	11.4	(3.3)
Precious Metals	93,018	111,238	(18,220)	$194.0	$212.2	$(18.2)
Iron ore	7,301	7,074	227	$14.8	$13.1	$1.7
Other mining assets	1,496	1,067	429	3.0	2.0	1.0
Oil	13,883	14,170	(287)	26.1	27.1	(1.0)
Gas	4,865	9,118	(4,253)	12.3	16.9	(4.6)
NGL	2,334	2,664	(330)	5.4	5.0	0.4
Diversified	29,879	34,093	(4,214)	$61.6	$64.1	$(2.5)
Revenue from royalty, stream and working interests	122,897	145,331	(22,434)	$255.6	$276.3	$(20.7)
Interest revenue and other interest income	—	—	—	$1.2	$—	$1.2
	122,897	145,331	(22,434)	$256.8	$276.3	$(19.5)

Geography
South America	48,339	41,704	6,635	$100.8	$79.2	$21.6
Central America & Mexico	11,865	37,265	(25,400)	24.8	70.9	(46.1)
United States	22,601	26,619	(4,018)	46.8	50.3	(3.5)
Canada (2)	18,682	22,734	(4,052)	40.2	43.8	(3.6)
Rest of World	21,410	17,009	4,401	44.2	32.1	12.1
	122,897	145,331	(22,434)	$256.8	$276.3	$(19.5)

Type
Revenue-based royalties	47,949	48,633	(684)	$98.5	$91.4	$7.1
Streams	63,056	82,181	(19,125)	132.2	157.1	(24.9)
Profit-based royalties	6,721	9,057	(2,336)	14.0	17.2	(3.2)
Other(2)	5,171	5,460	(289)	12.1	10.6	1.5
	122,897	145,331	(22,434)	$256.8	$276.3	$(19.5)
1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.
2	Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

First Quarter 2024 Management’s Discussion and Analysis	11

We recognized $256.8 million in revenue in Q1 2024, down 7.1% from Q1 2023. The decrease in our revenue is largely attributed to the Cobre Panama mine remaining on P&SM, partly offset by record gold prices during the period. In Q1 2024, we earned 75.5% of our revenue from Precious Metals, compared to 76.8% in Q1 2023. Geographically, 82.8% of our revenue was derived from the Americas in Q1 2024, compared to 88.5% in Q1 2023.

Revenue includes interest revenue and other interest income related to loans provided as part of our financing packages. For the three months ended March 31, 2024, we recognized $1.2 million in interest revenue and other interest income related to the G Mining Ventures Term Loan and Skeena Convertible Debenture.

We sold 122,897 GEOs in Q1 2024, down 15.4% compared to 145,331 GEOs in Q1 2023. The decrease in GEOs is largely due to Cobre Panama remaining in P&SM during the quarter. In addition, the conversion of revenue from our non-gold assets into GEOs was impacted by the relative outperformance of gold prices during the quarter. A comparison of our sources of GEOs in Q1 2024 to Q1 2023 is shown below:

First Quarter 2024 Management’s Discussion and Analysis	12

Precious Metals

Our Precious Metal assets contributed 93,018 GEOs in Q1 2024, compared to 111,238 GEOs in Q1 2023. The decrease is primarily due to the following:

●	Cobre Panama – With Cobre Panama remaining in P&SM in Q1 2024, no deliveries were received during the quarter. Comparatively, we sold 28,663 GEOs in Q1 2023.
●	Condestable – While we received 3,036 GEOs in Q1 2024, the ounces were sold subsequent to quarter-end and remained in inventory as at March 31, 2024.
●	Antamina – We sold 6,063 GEOs in Q1 2024 from our Antamina stream, compared to 6,694 GEOs in Q1 2023. Silver production at the mine was lower than in the prior year period due to a decrease in average silver grades as anticipated based on the life of mine plan.

The above decreases were partly offset by the following:

●	Antapaccay – We sold 19,870 GEOs from our Antapaccay stream in Q1 2024, compared to 10,055 GEOs in Q1 2023. Operations were temporarily suspended in the prior year period as a result of socio-political tensions in early 2023.
●	Guadalupe-Palmarejo – We sold 11,690 GEOs from our Guadalupe-Pamarejo stream in Q1 2024, compared to 8,496 GEOs in Q1 2023, reflecting increased production at the mine due to better head grade and recoveries.
●	Subika (Ahafo) – We recognized 4,318 GEOs from Subika in Q1 2024, compared to 2,383 GEOs in Q1 2023, reflecting higher open pit grade and stronger underground mining rates at Subika.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $61.6 million in revenue, down from $64.1 million in Q1 2023. Our Iron Ore assets generated $14.8 million in Q1 2024, compared to $13.1 million in Q1 2023. Our Energy interests contributed $43.8 million in revenue in Q1 2024, compared to $49.0 million in Q1 2023. When converted to GEOs, Diversified assets contributed 29,879 GEOs, down from 34,093 GEOs in Q1 2023, GEOs from our Diversified assets reflect lower gold conversion ratios due to relative changes in commodity prices compared to the prior year period.

Other Mining

●	Vale Royalty – We recorded $12.7 million in revenue from our Vale Royalty in Q1 2024 compared to $10.8 million in Q1 2023. The increase is due to a higher than anticipated royalty payment reflecting higher attributable iron ore sales during the H2 2023 period. For the Q1 2024 period, production was in line compared to Q1 2023 in the Northern System. Higher production in the Southeastern System, where the royalty is not yet payable, was driven by increases at Itabira and Brucutu.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $2.1 million in revenue in Q1 2024, compared to $2.3 million in Q1 2023. LIORC declared a cash dividend of C$0.45 per common share in the current period, compared to C$0.50 in Q1 2023.

Energy

●	U.S. – Revenue from our U.S. Energy interests decreased to $28.2 million in Q1 2024, compared to $32.9 million in Q1 2023. While revenue from our oil assets was consistent with the prior year, overall revenues declined due to lower revenue from our gas assets. Contribution from our new Haynesville gas acquisition was offset by lower realized gas prices and volumes at our existing Haynesville assets.
●	Canada – Revenue from our Canadian Energy interests slightly decreased relative to the prior year quarter, with $15.6 million recognized in Q1 2024. Higher production and revenues from our Orion asset were offset by lower revenue from the Weyburn NRI, due to prior period adjustments.

First Quarter 2024 Management’s Discussion and Analysis	13

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended March 31,
(expressed in millions)	2024	2023	Variance
Costs of stream sales	$30.1	$35.0	$(4.9)
Mineral production taxes	0.5	0.4	0.1
Mining costs of sales	$30.6	$35.4	$(4.8)
Energy costs of sales	3.0	2.8	0.2
	$33.6	$38.2	$(4.6)

Costs of sales related to our streams were lower compared to Q1 2023, reflecting the decrease in GEOs sold from Cobre Panama, Condestable and Sudbury. Our costs of sales related to our Energy assets slightly decreased compared to Q1 2023, as these include royalties payable and production taxes which vary based on revenue from our Energy assets.

Costs of sales incurred in Q1 2024 compared to Q1 2023 are shown below:

First Quarter 2024 Management’s Discussion and Analysis	14

Depletion and Depreciation

Depletion and depreciation expense totaled $58.2 million in Q1 2024, compared to $61.0 million in Q1 2023. Depletion expense incurred in Q1 2024 compared to Q1 2023 is shown below:

Income Taxes

Income tax expense was $27.5 million in Q1 2024, compared to $27.6 million in Q1 2023, comprised of a current income tax expense of $22.1 million (Q1 2023 – $19.5 million) and a deferred income tax expense of $5.4 million (Q1 2023 – $8.1 million). The decrease in income tax expense was due to changes in the proportion of income earned in each jurisdiction.

Franco-Nevada is undergoing an audit by the CRA of its 2013-2019 taxation years. Refer to the “Contingencies” section of this MD&A for further details.

Net Income

Net income for Q1 2024 was $144.5 million, or $0.75 per share, compared to $156.5 million, or $0.82 per share, in Q1 2023. The decrease in net income is primarily attributable to lower revenue partially offset by an increase in finance income earned on our cash and cash equivalents. Adjusted Net Income was $146.0 million, or $0.76 per share, compared to $152.2 million, or $0.79 per share, in Q1 2023. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

First Quarter 2024 Management’s Discussion and Analysis	15

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2024	2023	Variance
Salaries and benefits	$2.5	$2.6	$(0.1)
Cobre Panama arbitration expenses	1.5	—	1.5
Professional fees	1.4	1.6	(0.2)
Community contributions	0.1	0.1	—
Board of Directors' costs	0.1	0.1	—
Office, insurance and other expenses	0.1	1.8	(1.7)
General and administrative expenses	$5.7	$6.2	$(0.5)
Share-based compensation expenses	2.8	3.2	(0.4)
	$8.5	$9.4	$(0.9)

General and administrative (“G&A”) and share-based compensation (“SBC”) expenses represented 3.3% of revenue in Q1 2024, down from 3.4% in Q1 2023.

G&A expenses include business development expenses, which vary based on the level of business development related activities in the period and the timing of the closing of transactions. Cobre Panama arbitration expenses represent costs incurred in connection with the Cobre Panama arbitration proceedings. Community contributions relate to funds we have contributed to various initiatives for the benefit of communities in which we operate, or own assets.

SBC expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2024	2023	Variance
Foreign exchange (loss) gain	$(1.1)	$2.1	$(3.2)
Changes in fair value of financial instruments	(0.6)	—	(0.6)
Other income	0.1	0.1	—
	$(1.6)	$2.2	$(3.8)

The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar. Under IFRS Accounting Standards, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The foreign exchange loss recognized in Q1 2024 is primarily related to our foreign cash balances and a receivable from our Vale Royalty. The receivable is denominated in Brazilian reais and resulted in a net foreign exchange loss when converted to the Canadian dollar.

Changes in fair value of financial instruments is comprised of the fair value revaluation of the Skeena Convertible Debentures and the mark-to-market gains or losses of warrants and other derivative instruments we hold.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2024	2023	Variance
Finance income
Interest	$16.0	$10.5	$5.5
	$16.0	$10.5	$5.5
Finance expenses
Standby charges	$0.5	$0.6	$(0.1)
Amortization of debt issue costs	0.1	0.1	—
	$0.6	$0.7	$(0.1)

Finance income is earned on our cash and cash equivalents. The increase in finance income in Q1 2024 is due to the increase in our cash and cash equivalents and the increase in yields compared to the prior year period.

First Quarter 2024 Management’s Discussion and Analysis	16

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the undrawn amounts and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our Corporate Revolver. In Q1 2024 and Q1 2023, we did not incur interest expense as we did not borrow any amounts under our Corporate Revolver during the periods presented.

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs, per GEO amounts and	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
per share amounts)	2024	2023	2023	2023	2023	2022	2022	2022
Revenue	$256.8	$303.3	$309.5	$329.9	$276.3	$320.4	$304.2	$352.3
Costs and expenses(2)	98.6	1,290.9	122.5	129.4	104.2	131.5	116.0	120.7
Operating income (loss)	158.2	(987.6)	187.0	200.5	172.1	188.9	188.2	231.6
Other income (expenses)	13.8	27.8	13.0	11.0	12.0	6.1	(0.7)	1.6
Income tax expense	27.5	22.7	24.9	27.0	27.6	30.0	30.4	36.7
Net income (loss)	144.5	(982.5)	175.1	184.5	156.5	165.0	157.1	196.5
Basic earnings (loss) per share	$0.75	$(5.11)	$0.91	$0.96	$0.82	$0.86	$0.82	$1.03
Diluted earnings (loss) per share	$0.75	$(5.11)	$0.91	$0.96	$0.81	$0.86	$0.82	$1.02
Net cash provided by operating activities	$178.6	$283.5	$236.0	$261.9	$209.8	$279.3	$232.3	$257.3
Net cash used in investing activities	(190.5)	(104.2)	(173.7)	(160.6)	(102.6)	(98.2)	(30.9)	(14.8)
Net cash used in financing activities	(58.1)	(59.8)	(56.8)	(56.9)	(56.6)	(43.7)	(49.1)	(48.6)
Average Gold Price(3)	$2,072	$1,976	$1,929	$1,978	$1,889	$1,729	$1,728	$1,872
GEOs sold(4)	122,897	152,351	160,848	168,515	145,331	183,886	176,408	191,052
Cash Costs(5)	$33.6	$45.1	$48.9	$47.1	$38.2	$45.8	$42.0	$45.5
Cash Costs(5) per GEO sold	$273	$296	$304	$280	$263	$249	$238	$238
Adjusted EBITDA(5)	$216.1	$254.6	$255.1	$275.6	$229.4	$262.4	$256.7	$301.2
Adjusted EBITDA(5) per share	$1.12	$1.33	$1.33	$1.44	$1.20	$1.37	$1.34	$1.57
Adjusted EBITDA Margin(5)	84.2%	83.9%	82.4%	83.5%	83.0%	81.9%	84.4%	85.5%
Adjusted Net Income(5)	$146.0	$172.9	$175.1	$182.9	$152.2	$164.9	$159.7	$195.8
Adjusted Net Income(5) per share	$0.76	$0.90	$0.91	$0.95	$0.79	$0.86	$0.83	$1.02
Adjusted Net Income Margin(5)	56.9%	57.0%	56.6%	55.4%	55.1%	51.5%	52.5%	55.6%
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment losses on royalty, stream and working interests of $1,173.3 million in Q4 2023.
3	Based on LBMA Gold Price PM Fix.
4	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 11 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2024 and 2023.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.

First Quarter 2024 Management’s Discussion and Analysis	17

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At March 31,	At December 31,
(expressed in millions, except debt-to-equity ratio)	2024	2023
Cash and cash equivalents	$1,352.0	$1,421.9

Current assets	1,570.2	1,615.3
Non-current assets	4,489.1	4,378.8
Total assets	$6,059.3	$5,994.1

Current liabilities	$53.4	$39.2
Non-current liabilities	186.4	185.8
Total liabilities	$239.8	$225.0

Total shareholders’ equity	$5,819.5	$5,769.1

Total common shares outstanding	192.3	192.2
Capital management measures
Available capital	$2,333.2	$2,402.6
Debt-to-equity	—	—

Assets

Total assets were $6,059.3 million as at March 31, 2024 compared to $5,994.1 million as at December 31, 2023. Our non-current asset base is primarily comprised of royalty, stream and working interests, loans receivable and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The increase in assets compared to December 31, 2023 primarily reflects the acquisition of royalty and stream interests and partial funding of the G Mining Ventures Term Loan in Q1 2024, partly offset by the depletion of our royalty, stream and working interests.

Liabilities

Total liabilities increased compared to December 31, 2023. Total liabilities as at March 31, 2024 are primarily comprised of $41.8 million of accounts payable and accrued liabilities, $11.6 million of current income tax liabilities, and $181.6 million of deferred income tax liabilities.

Shareholders’ Equity

Shareholders’ equity increased by $50.4 million compared to December 31, 2023. The increase in shareholders’ equity reflects net income of $144.5 million in Q1 2024, offset by dividends of $69.4 million of which $10.5 million was settled through the issuance of common shares pursuant to the DRIP. Shareholders’ equity also reflects other comprehensive loss, net of tax, of $37.4 million.

First Quarter 2024 Management’s Discussion and Analysis	18

Liquidity and Capital Resources

Cash flow for the three months ended March 31, 2024 and 2023 was as follows:

	For the three months ended
	March 31,
(expressed in millions)	2024	2023
Net cash provided by operating activities	$178.6	$209.8
Net cash used in investing activities	(190.5)	(102.6)
Net cash used in financing activities	(58.1)	(56.6)
Effect of exchange rate changes on cash and cash equivalents	0.1	1.3
Net change in cash and cash equivalents	$(69.9)	$51.9

Operating Cash Flow

Net cash provided by operating activities was $178.6 million in Q1 2024 (Q1 2023 – $209.8 million). Operating cash flow in Q1 2024 was lower than in the same period in 2023 due to a decrease in revenue, as well as an increase in our gold bullion inventory. During Q1 2024, we also posted an additional cash deposit in the amount of $18.2 million (C$24.5 million) in connection with the 2016-2018 taxation years.

Investing Activities

Net cash used in investing activities was $190.5 million in Q1 2024 (Q1 2023 – $102.6 million) and primarily consisted of the funding of $112.5 million upon closing of our second portfolio of royalties in the Haynesville, the initial advance of $41.2 million ($42.0 million, net of an issue discount of $0.8 million) to G Mining Ventures under our term loan agreement, the additional up-front deposit of $10.0 million for our Condestable stream, and the acquisitions of the Stibnite and Pascua-Lama royalties for $8.5 million and $6.7 million, respectively. In addition, we funded our share of contributions to the Royalty Acquisition Venture with Continental, with $7.5 million paid in Q1 2024 compared to $1.7 million Q1 2023. These cash outlays were partly offset by the receipt of proceeds related to the exercise of an option by EMX in connection to our interest in Caserones of $4.7 million. Proceeds related to the exercise of a buy-back option by Fortuna in connection with our Séguéla NSR of $6.5 million (A$10.0 million) were received subsequent to the quarter-end and are not reflected in investing cash flows for the reporting period. Comparatively, investing activities in Q1 2023 consisted of the funding of the Tocantinzinho stream of $90.7 million and the acquisition of a portfolio of royalties from Trident Royalties Plc of $14.3 million.

Financing Activities

For Q1 2024, net cash used by financing activities was $58.1 million (Q1 2023 – $56.6 million), primarily reflecting the payment of dividends.

First Quarter 2024 Management’s Discussion and Analysis	19

Capital Resources

Our cash and cash equivalents totaled $1,352.0 million as at March 31, 2024 (December 31, 2023 – $1,421.9 million). In addition, we held investments and two loans receivable of $257.2 million and $65.4 million, respectively, as at March 31, 2024 (December 31, 2023 – investments of $227.2 million and one loan receivable of $24.8 million). Of the total investments held, $244.8 million was held in publicly-traded equity instruments (December 31, 2023 – $241.8 million). Of the $244.8 million held in publicly-traded equity instruments, $134.9 million relates to our holdings of LIORC (December 31, 2023 – $152.7 million) which we consider equivalent to be a long-term strategic investment.

As at the date of this MD&A, we have one revolving credit facility available. The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility which has a term maturing August 15, 2027. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio as referenced in Note 12 of our 2023 audited consolidated financial statements. As at March 31, 2024, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $18.8 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at May 1, 2024, we have a total of $981.2 million available under the Corporate Revolver.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at March 31, 2024, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and the depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q1 2024, the Canadian dollar traded in a range of $0.7357 to $0.7510, ending at $0.7380, and the Australian dollar traded between $0.6476 and $0.6805, ending at $0.6511.

Our near-term cash requirements include the Royalty Acquisition Venture with Continental, commitments for contingent payments under various royalty purchase agreements, various costs under our environmental and social initiatives, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

First Quarter 2024 Management’s Discussion and Analysis	20

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at March 31, 2024:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875%		—%		—%	20	% (23)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (24)	—%		—%	20	% (25)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(26)	2-Mar-12
Sudbury(27)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (28)	—%		—%	20	% (29)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, Sabodala and Tocantinzinho.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Purchase price is 20% of the average gold price at the time of delivery.
24	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
25	Purchase price is 20% of prevailing market price at the time of delivery.
26	Agreement is capped at 312,500 ounces of gold.
27	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
28	Percentage decreased to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
29	Purchase price is 20% of the spot price of gold at the time of delivery.

First Quarter 2024 Management’s Discussion and Analysis	21

Capital Commitments

As at March 31, 2024, we have the following capital commitments: (i) $33.0 million in connection with the Term Loan for the Tocantinzinho project, which was fulfilled subsequent to quarter-end, (ii) $56.0 million for our share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental Resources, and (iii) up to $5.5 million for the joint acquisition of newly created precious metals and copper royalties sourced by EMX.

We also have commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to our Copper World 0.585% NSR acquired in November 2021, (ii) $8.0 million in relation to our Rio Baker (Salares Norte) royalty, (iii) $3.4 million (C$4.5 million) in relation to our Eskay Creek royalty, and (iv) $1.3 million in relation to our Rebecca royalty.

Contingencies

(a)	Cobre Panama

Cobre Panama has been in P&SM with production halted since November 2023.

On March 8, 2023, First Quantum and its subsidiary, Minera Panama S.A., and the Government of Panama announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the “Revised Concession Contract”). On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists.

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On November 23, 2023, we notified MICI of our intent to initiate arbitration to enforce our rights under international law (“Notice of Intent”) pursuant to the Canada-Panama Free Trade Agreement (the “FTA”). On February 22, 2024, we filed an updated Notice of Intent (the “Updated Notice of Intent”) reiterating our intent to commence arbitration under the FTA. The Updated Notice of Intent also specifies that the Company presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development.

While Franco-Nevada is continuing to pursue these legal remedies, the Company strongly prefers and hopes for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

(b)	Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2013-2019 taxation years.

First Quarter 2024 Management’s Discussion and Analysis	22

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013-2016

For 2013-2016:

Tax: $22.1 (C$29.9)

Transfer pricing penalties: $9.0 (C$12.0)

Interest and other penalties: $15.2 (C$20.4)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014-2018, 2019 (proposed)

For 2014-2018, 2019 (proposed):

Tax: $81.8 (C$110.7)

Transfer pricing penalties: $12.9 (C$17.6) for 2014-2017; $18.0 (C$24.4) for 2018-2019 under review

Interest and other penalties: $31.2 (C$42.2)

If the CRA were to reassess the 2020-2023 taxation years on the same basis:

Tax: $237.0 (C$321.1)

Transfer pricing penalties: $89.6 (C$121.4)

Interest and other penalties: $38.2 (C$51.7)

(i)	Mexico (2013-2016)

In December of 2018, 2019, and 2021, the Company received Notices of Reassessment from the CRA for taxation years 2013 (the “2013 Reassessment”), 2014 and 2015 (the “2014 and 2015 Reassessments”), and 2016 (the “2016 Reassessment”, collectively with the 2013 Reassessment and the 2014 and 2015 Reassessments, the “2013-2016 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2016 Reassessments result in additional Federal and provincial income taxes of $22.1 million (C$29.9 million) plus estimated interest (calculated to March 31, 2024) and other penalties of $15.2 million (C$20.4 million) but before any relief under the Canada-Mexico tax treaty.

Subsequently, the CRA issued revised 2013-2016 Reassessments to include transfer pricing penalties of $9.0 million (C$12.0 million). The Company has filed formal Notices of Objection with the CRA against the 2013-2016 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 and Note 10 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

First Quarter 2024 Management’s Discussion and Analysis	23

(ii)	Barbados (2014-2019)

The 2014 and 2015 Reassessments, 2016 Reassessment, and a Notice of Reassessment received by the Company in December 2021 for taxation year 2017 (the “2017 Reassessment”, collectively with the 2014 and 2015 Reassessments and the 2016 Reassessment, the “2014-2017 Reassessments”) also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $34.4 million (C$46.5 million) plus estimated interest (calculated to March 31, 2024) and other penalties of $15.1 million (C$20.5 million).

Subsequently, the CRA issued revised 2014-2017 Reassessments to include transfer pricing penalties of $12.9 million (C$17.6 million). The Company has filed formal Notices of Objection with the CRA against the 2014-2017 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 and Note 10 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On November 10, 2023, the Company received a letter from the CRA (the “Proposal Letter”) proposing to reassess the 2018 and 2019 taxation years on the same basis as the 2014-2017 Reassessments, resulting in additional Federal and provincial income taxes of $16.8 million (C$22.7 million) for 2018 and $30.6 million (C$41.5 million) for 2019 plus estimated interest (calculated to March 31, 2024) and other penalties of $6.8 million (C$9.1 million) for 2018 and $9.3 million (C$12.6 million) for 2019. The Proposal Letter did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $6.5 million (C$8.8 million) for 2018 and $11.5 million (C$15.6 million) for 2019. On December 6, 2023, the Company received a Notice of Reassessment for the 2018 taxation year (the “2018 Reassessment”, and collectively with the 2013-2016 Reassessments and the 2017 Reassessment, the “Transfer Pricing Reassessments”) as proposed. The Company has filed a formal Notice of Objection with the CRA against the 2018 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements. The Company does not agree with the Proposal Letter and intends to file a formal Notice of Objection when the CRA issues a Notice of Reassessment for the 2019 taxation year.

If the CRA were to reassess the Company for taxation years 2020 through 2023 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $237.0 million (C$321.1 million), transfer pricing penalties of approximately $89.6 million (C$121.4 million) plus interest (calculated to March 31, 2024) and other penalties of approximately $38.2 million (C$51.7 million).

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments and the Proposal Letter, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments and the Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 and 3 of our 2023 audited consolidated financial statements, and Note 2 of our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024.

New and Amended Accounting Standards

The following standards were effective and implemented as of January 1, 2024.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on our condensed consolidated interim financial statements as a result of the adoption of these amendments.

First Quarter 2024 Management’s Discussion and Analysis	24

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of May 1, 2024, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,307,477
Issuable upon exercise of Franco-Nevada options(1)	643,305
Issuable upon vesting of Franco-Nevada RSUs(2)	114,677
Diluted common shares	193,065,459
1	There were 643,305 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$58.67 to C$194.65 per share. The above table assumes all stock options are exercisable.
2	There were 36,451 time-based RSUs and 78,226 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 150% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the three months ended March 31, 2024, we did not issue or have any outstanding preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

First Quarter 2024 Management’s Discussion and Analysis	25

For the three months ended March 31, 2024, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended
	March 31,
(expressed in millions, except per GEO amounts)	2024	2023
Total costs of sales	$91.8	$99.2
Depletion and depreciation	(58.2)	(61.0)
Cash Costs	$33.6	$38.2
GEOs	122,897	145,331
Cash Costs per GEO sold	$273	$263

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

First Quarter 2024 Management’s Discussion and Analysis	26

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2024	2023
Net income	$144.5	$156.5
Income tax expense	27.5	27.6
Finance expenses	0.6	0.7
Finance income	(16.0)	(10.5)
Depletion and depreciation	58.2	61.0
Gain on disposal of royalty interests	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	1.6	(2.2)
Adjusted EBITDA	$216.1	$229.4
Basic weighted average shares outstanding	192.2	191.9

Basic earnings per share	$0.75	$0.82
Income tax expense	0.14	0.14
Finance expenses	—	—
Finance income	(0.08)	(0.05)
Depletion and depreciation	0.30	0.32
Gain on disposal of royalty interests	—	(0.02)
Foreign exchange loss (gain) and other expenses (income)	0.01	(0.01)
Adjusted EBITDA per share	$1.12	$1.20

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended
	March 31,
(expressed in millions, except Adjusted EBITDA Margin)	2024	2023
Adjusted EBITDA	$216.1	$229.4
Revenue	256.8	276.3
Adjusted EBITDA Margin	84.2%	83.0%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional

First Quarter 2024 Management’s Discussion and Analysis	27

information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2024	2023
Net income	$144.5	$156.5
Gain on disposal of royalty interests	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	1.6	(2.2)
Tax effect of adjustments	0.2	1.6
Adjusted Net Income	$146.0	$152.2
Basic weighted average shares outstanding	192.2	191.9

Basic earnings per share	$0.75	$0.82
Gain on disposal of royalty interests	—	(0.02)
Foreign exchange loss (gain) and other expenses (income)	0.01	(0.01)
Tax effect of adjustments	—	—
Adjusted Net Income per share	$0.76	$0.79

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

	For the three months ended
	March 31,
(expressed in millions, except Adjusted Net Income Margin)	2024	2023
Adjusted Net Income	$146.0	$152.2
Revenue	256.8	276.3
Adjusted Net Income Margin	56.9%	55.1%

Update of Certain Resource Figures in Annual Information Form

Subsequent to the filing of Franco-Nevada’s Annual Information Form dated March 15, 2024 (the “AIF”), the Company noted that the figures for Mineral Resources for Eagle’s Nest in the “Nickel Mineral Resources – Inclusive of Mineral Reserves” table on page 22 were reported as thousands of pounds rather than millions of pounds (Mlbs). The updates to the table on page 22 of the AIF are as follows:

	Measured (M)		Indicated (I)		(M) + (I)		Inferred
	Contained Mlbs		Contained Mlbs		Contained Mlbs		Contained Mlbs
		Total Nickel		Total Nickel		Total Nickel		Total Nickel
	Eagle's	Mineral	Eagle's	Mineral	Eagle's	Mineral	Eagle's	Mineral
	Nest	Resources	Nest	Resources	Nest	Resources	Nest	Resources
Original figure reported in the AIF	233,690	242,445	141,096	150,315	374,785	392,763	249,122	257,764
Updated figure	234	8,989	141	9,360	375	18,352	249	8,891

First Quarter 2024 Management’s Discussion and Analysis	28

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

First Quarter 2024 Management’s Discussion and Analysis	29

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